Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shelter Distilling Inc
100 Canyon Blvd. #217
Mammoth Lakes, CA 93546
https://shelterdistilling.com/

Up to $1,234,995.21 in Common Stock at $10.59
Minimum Target Amount: $19,993.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Shelter Distilling Inc
Address: 100 Canyon Blvd. #217, Mammoth Lakes, CA 93546
State of Incorporation: CA
Date Incorporated: June 14, 2016

Terms:

Equity

Offering Minimum: $19,993.92 | 1,888 shares of Common Stock
Offering Maximum: $1,234,995.21 | 116,619 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.59
Minimum Investment Amount (per investor): $497.73

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice.

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Shelter Distilling offers an additional 10% bonus shares for prior investors

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $2,500+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $7,500+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $15,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk - $1,000+ | 10% off all online and in-house orders for life and an exclusive Investor-only hat

Tier 2 Perk - $5,000+ | 10% off all online and in-house orders for life, an exclusive Investor-only hat, and a limited-edition 750ml Cask Finished Single Barrel Bourbon bottle.

Tier 3 Perk - $10,000+ | 15% off all online and in-house orders for life, all previous tier perks, and an exclusive distillery tour and spirit tasting for two in Mammoth Lakes, CA or Montrose, CO. (Travel and lodging not included) + 5% bonus shares

Tier 4 Perk - $25,000+ | 20% off all online and in-house orders for life, all previous tier perks, and an exclusive distillery tour, spirit tasting, and dinner for four in Mammoth Lakes, CA or Montrose, CO. (Travel and lodging not included) +10% bonus shares

Tier 5 Perk - $50,000+ | 25% off all online & in-house orders for life, all previous tier perks, and host a private event for up to 20 guests at our Mammoth Lakes or Montrose location—includes a production tour, spirit tasting, cocktails & curated dining (travel/lodging not included). Plus, 15% bonus shares and a special role in crafting our Founders Reserve Bourbon. Join us in Montrose for the final distillation and receive your own 10-gallon personalized barrel, stored onsite with yearly tastings and a custom plaque.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Shelter Distilling Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1059. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Shelter Distilling, Inc ("the Company") was formed in California on June 14th, 2016. Shelter Distilling is a craft distillery blending tradition with innovation to create bold, high-quality spirits inspired by the Mountain West. Founded in Mammoth Lakes, California, Shelter has expanded its operations to a state-of-the-art 14,000-square-foot production facility in Montrose, Colorado, significantly increasing capacity and distribution potential. The company produces premium whiskeys, bourbons, California agave spirits, gin, canned cocktails, and craft beer, utilizing locally sourced ingredients and small-batch craftsmanship. With a strong brand presence, three retail locations, and growing wholesale partnerships, Shelter is well-positioned in the expanding craft spirits market.

Competitors and Industry

Competitors

Shelter competes with both national and regional craft distilleries, including:

- Whiskey & Bourbon: Stranahan's, Breckenridge Distillery, High West

- Gin & Botanical Spirits: St. George Spirits, Gray Whale Gin, Barr Hill

- Agave Spirits: Cutwater Spirits, Código 1530, Nosotros Tequila

- Canned Cocktails & Ready-to-Drink (RTD) Beverages: Cutwater, Onda, High Noon

Shelter differentiates itself with a diverse product portfolio, deep roots in the Mountain West, a commitment to sustainable sourcing, and a multi-channel business model encompassing retail, direct-to-consumer, and wholesale distribution.

Industry

According to the American Craft Spirits Association (ACSA), the U.S. craft spirits market was valued at $7.8 billion in 2023. Consumer interest in premium, locally crafted beverages remains notable. Segments such as whiskey and agave spirits continue to show growth potential, and ready-to-drink (RTD) cocktails are gaining popularity due to their convenience and premium quality. Shelter Distilling's presence in these categories positions it to capitalize on opportunities within the evolving craft beverage landscape.

Current Stage and Roadmap

Current Stage

- Retail & Production Expansion: Three locations in Mammoth Lakes, Montrose, CO, and Montrose Regional Airport

- Distribution Partnerships: Agreements with Breakthru Beverage (CA) and Classic Beverage (CO) to expand into key markets

- Industry Recognition: Gold Medal and 93-point ratings for Small Batch Blue Corn Bourbon, American Single Malt Whiskey, and Embers Peated Whiskey

- Award-Winning Agave Spirits: Rancho del Sol and Yolo Agave have received high praise in the emerging California agave category

- $5M in Funding Raised: Supporting growth, production expansion, and marketing initiatives

Future Roadmap

The below is the company's future roadmap:

- Increased Wholesale Distribution: Expanding distribution to Nevada, Arizona, and Texas to capture a larger market share

- Product Expansion: Continued development of premium aged spirits and new RTD cocktail offerings

- Retail Growth: Strengthening direct-to-consumer sales and enhancing visitor experiences at retail locations

- Brand Awareness: Investing in marketing, brand ambassadors, and strategic collaborations to build a national presence

- Sustainable Growth: Increasing inventory of aging barrel spirits and optimizing operations to support long-term scalability

The Team

Officers and Directors

Name: Patricia Jean Swenson

Patricia Jean Swenson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Executive Chairman of the Board & President.
  Dates of Service: December, 2020 - Present
  Responsibilities: I serve as Chairman of the Board and President. Salary: $80,000

Name: Karl Erik Anderson

Karl Erik Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Director of Finance & Administration, Director
  Dates of Service: April, 2017 - Present
  Responsibilities: I am responsible for ensuring compliance, maintaining financial stability, and overseeing all revenue-generating channels. Salary: $95,000

Name: Matthew David Hammer

Matthew David Hammer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Director of Marketing & Branding, Director
  Dates of Service: April, 2007 - Present
  Responsibilities: Co-Founder of Shelter Distilling in 2016; a craft distillery, brewery and kitchen located in Mammoth Lakes, CA. Working alongside Jason Senior and Karl Anderson, we designed, built, and launched Shelter Distilling which opened December 2017 in the heart of The Village At Mammoth in Mammoth Lakes, CA. A first of its kind brick and mortar location, Shelter was the first business in California to have a Distilling license, Brewing license, and Wine Makers license in one location. Shelter Distilling operates daily as a full production facility, bar, restaurant, retail sales, and tasting room. I work daily to ensure clarity and consistency across touch points, with day-to-day tasks including strategic growth, brand development, marketing campaigns, product design, networking, and investor relations. Salary: $95,000

Name: Peter Siegfried Derbonne

Peter Siegfried Derbonne 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Board Member, no salary received.

Name: Chad Alan Neel

Chad Alan Neel's current primary role is with McCarthy Holthus, LLP. Chad Alan Neel currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2024 - Present
  Responsibilities: Board Member. I assist the company with its growth strategy and operational oversight, no salary received.

Other business experience in the past three years:

- Employer: McCarthy Holthus, LLP
  Title: Chief Executive Business Officer
  Dates of Service: May, 2016 - Present
  Responsibilities: I am responsible for the overall management of this business and managing over 100 client relationships which include the largest banking/mortgage clients in the US.

Name: Jason Bryce Senior

Jason Bryce Senior's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Master Distiller, Director
  Dates of Service: May, 2015 - Present
  Responsibilities: I facilitate and oversee all alcohol production within Shelter. Salary: $95,000

Name: Ryan Travis Radcliff

Ryan Travis Radcliff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2017 - Present
  Responsibilities: Director responsibilities and duties

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also

be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason Senior	189,345	Common Stock	7.625%
Jason Senior	3,363	Series A-2 Preferred	
Chad Neel	110,057	Series A-2 Preferred	7.786%
Chad Neel	19,475	Series A-3 Preferred	
Chad Neel	67,500	Series A Preferred	
Matthew Hammer	183,710	Common Stock	7.259%
Karl Anderson	188,965	Common Stock	7.467%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred , Series A-2 Preferred , Series A-3 Preferred , and Series A-4 Preferred. As part of the Regulation Crowdfunding raise, the Company will be offering up to 116,619 of Common Stock.

Common Stock

The amount of security authorized is 2,752,325 with a total of 562,020 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Industry Notice for Subscribers

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Stock Options

The total amount outstanding does not include 110,910 shares to be issued pursuant to stock options issued, and does not include 59,110 shares available for issuance under a stock option plan.

Series A Preferred

The amount of security authorized is 411,750 with a total of 411,750 outstanding.

Voting Rights

One vote per share

Material Rights

Voting

Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends

Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative.

Conversion

Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Series A-2 Preferred

The amount of security authorized is 900,135 with a total of 900,135 outstanding.

Voting Rights

One vote per share

Material Rights

Voting

Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends

Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative.

Conversion

Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Series A-3 Preferred

The amount of security authorized is 472,823 with a total of 472,823 outstanding.

Voting Rights

One vote per share

Material Rights

Voting

Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends

Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative.

Conversion

Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Series A-4 Preferred

The amount of security authorized is 161,071 with a total of 14,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Series A-4 Preferred.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Series A-3
  Type of security sold: Equity

Final amount sold: $409,882.00
Number of Securities Sold: 99,779
Use of proceeds: Capital reserves
Date: April 01, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Series A-4
Type of security sold: Equity
Final amount sold: $140,000.00
Number of Securities Sold: 14,000
Use of proceeds: Capital reserves
Date: December 17, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $4,609,654 compared to $6,046,982 in fiscal year 2024. This increase was driven by expanded wholesale distribution, increased foot traffic at retail locations, and higher direct-to-consumer sales.

Cost of Sales

Cost of Sales for fiscal year 2023 was $1,347,403 compared to $1,983,588 in fiscal year 2024. This higher cost of sales corresponds with production and sales volume. Additional raw materials, packaging, and operational costs associated with scaling the business contributed to this rise.

Gross Margins

Gross margins for fiscal year 2023 were $3,262,251 compared to $4,063,394 in fiscal year 2024. Higher ingredient costs, labor, and facility expenses impacted overall margins.

Expenses

Expenses for fiscal year 2023 were $3,626,413 compared to $4,746,548 in fiscal year 2024. This was driven by higher payroll costs, additional marketing expenses, and professional fees associated with business expansion. Increased rent expenses and licensing costs also contributed to the rise in overall expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because we have recently expanded our production capacity, increased wholesale distribution, and invested in additional retail locations. These strategic initiatives are expected to drive higher revenue and improved cash flow efficiency in the coming years. Past cash was primarily generated through sales, equity investments, and direct-to-consumer revenue from our retail locations. Our goal is to scale our wholesale distribution, expand direct-to-consumer sales, and optimize operational efficiencies to improve profitability. As our Montrose production facility continues to ramp up operations and our expanded distribution network matures, we anticipate higher revenue and gross margins. The historical cash flows do not fully capture the impact of these recent expansions, making future financial performance potentially stronger than past trends suggest.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31 2025, the Company has capital resources available in the form of approximately $266,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support sales and marketing to generate additional revenue, production to increase the inventory of aged spirits to meet demand within our various revenue channels and to build capital reserves.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 6-9 months. This is based on a current monthly burn rate of $475,000 for expenses related to production and wholesale sales

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 2+ years. This is based on a projected monthly burn rate of $500,000 - $600,000 for expenses related to production, marketing and wholesale sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional crowdfunding, private equity investments and debt refinancing.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $408,900.00
  Interest Rate: 3.75%
  Maturity Date: April 19, 2050
  SBA Loan 1: On April 19, 2020, the Company entered into a loan agreement for $408,900 with an interest rate of 3.75% and a maturity date of April 19, 2050. The collateral includes all current and future tangible and intangible assets of the borrower, such as inventory, equipment, accounts, payment intangibles, deposit accounts, and other personal property, as well as their proceeds, replacements, and records. The balance of this loan was $362,996 and $418,224 as of December 31, 2023 and 2022, respectively.

- Creditor: SBA Loan 2
  Amount Owed: $2,000,000.00
  Interest Rate: 3.75%
  Maturity Date: September 15, 2051
  SBA Loan 2: On September 15, 2021, the Company entered into a loan agreement for $2,000,000 with an interest rate of 3.75% and a maturity date of September 15, 2051. The collateral includes all current and future tangible and intangible assets of the borrower, such as inventory, equipment, accounts, payment intangibles, deposit accounts, and other personal property, as well as their proceeds, replacements, and records. The balance of this loan was $2,055,851 and $2,076,777 as of December 31, 2023 and 2022, respectively.

- Creditor: Car Note
  Amount Owed: $45,049.00
  Interest Rate: 0.0%
  Maturity Date: July 06, 2026
  Car Note: On May 22, 2020, the Company entered into an auto-loan agreement for $45,049 with no interest rate and a maturity date of July 6, 2026 (or 72 monthly payments). The balance of this loan was $18,145 and $25,653 as of December 31, 2023 and 2022, respectively.

- Creditor: Cornerstone Bank - Line of Credit (LOC) 1 (2023)
  Amount Owed: $3,500,000.00
  Interest Rate: 7.5%
  Maturity Date: November 24, 2024
  LOC: On May 24, 2023, the Company entered into a loan agreement for $3,500,000 with an interest rate of 7.5% and a maturity date of November 24, 2024. The principal balance and all accrued interest are due at maturity. The collateral includes real property in Montrose County, Colorado, along with all buildings, improvements, fixtures, easements, water and ditch rights, and any royalties or profits from minerals, oil, gas, geothermal resources, and related assets. The balance of this loan was $3,500,000 as of December 31, 2023.

- Creditor: Cornerstone Bank - Notes Payable Term Loan
  Amount Owed: $3,500,000.00
  Interest Rate: 7.5%
  Maturity Date: December 30, 2044
  Following the repayment of the $1,197,105 drawn on the Line of Credit (LOC) in 2023, the Company entered into a new loan agreement for $3,500,000 on December 30, 2024. The loan has a maturity date of December 30, 2044, an interest rate of 7.5%, and requires monthly payments of $29,526 until maturity. The loan is collateralized by the same real property in Montrose County, Colorado, that secured the previously concluded LOC including all buildings, improvements, fixtures, easements, water and ditch rights, as well as any royalties or profits derived from minerals, oil, gas, geothermal resources, and related assets. As of December 31, 2024, the outstanding balance of the loan was $3,500,000.

- Creditor: Cornerstone Bank Line of Credit (LOC) 2 (2024)
  Amount Owed: $500,000.00
  Interest Rate: 7.5%
  Maturity Date: December 30, 2025
  On December 30, 2024, the Company also entered into a loan agreement for $500,000, which represents the maximum amount that can be drawn. The loan has an interest rate of 7.5% and a maturity date of December 30, 2025. During the year, the entire $500,000 was drawn. The principal balance, along with all accrued interest, is due at maturity. The loan is secured by real property in Montrose County, Colorado, including all buildings, improvements, fixtures, easements, water and ditch rights, as well as any royalties or profits derived from minerals, oil, gas, geothermal resources, and related assets. As of December 31, 2024, the outstanding balance of the loan was $499,942.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,000,109.52

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,993.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,995.21, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  40.0%
  We will use 40% of the funds raised to increase our aging barrel inventory, expand production, and ensure we have sufficient supply to meet growing wholesale and direct-to-consumer demand.
- Company Employment
  20.0%
  We will use 20% of the funds to hire additional staff, including sales and marketing personnel, operations support, and retail staff to enhance customer experiences at our locations and drive wholesale expansion.
- Sales & Marketing
  15.0%
  We will use 15% of the funds to invest in brand awareness, digital advertising, and strategic partnerships to increase Shelter Distilling's presence in retail, online, and on-premise locations.
- Working Capital
  12.0%
  We will use 12% of the funds for general working capital, ensuring smooth daily operations, covering facility expenses, and supporting expansion into new markets.
- Research & Development
  5.0%
  We will use 5% of the funds to experiment with new product innovations, including limited-edition spirits, canned cocktails, and sustainability-focused initiatives.
- StartEngine Reg CF Campaign Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign, ensuring visibility and engagement among potential investors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://shelterdistilling.com/ (https://shelterdistilling.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shelter-distilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Shelter Distilling Inc

[See attached]

Shelter Distilling, Inc.
(the “Company”)
a California Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Shelter Distilling, Inc. Management

We have reviewed the accompanying consolidated financial statements of Shelter Distilling, Inc. (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL 33321
April 9, 2025

SHELTER DISTILLING, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	584,821	1,928,539
Accounts Receivable	45,978	30,313
Inventory	611,265	422,326
Prepaid Expenses	40,749	87,221
Deposit on Fixed Assets	414,792	414,792
Other Current Assets	17,463	133,730
Total Current Assets	**1,715,068**	**3,016,921**
Non-Current Assets:		
Fixed Assets - net	12,499,716	8,206,815
Intangible Assets - net	13,813	13,813
Other Non-current Assets	-	-
Total Non-Current Assets	**12,513,529**	**8,220,628**
TOTAL ASSETS	**14,228,597**	**11,237,549**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	65,247	76,428
Accrued Expenses	172,910	219,988
Notes Payable- Current	796,015	1,263,981
Accrued Interest- Current	175,000	175,000
Other Current Liabilities	113,936	29,811
Total Current Liabilities	**1,323,108**	**1,765,208**
Non-Current Liabilities:		
Notes Payable	5,625,177	2,370,115
Total Non-Current Liabilities	**5,625,177**	**2,370,115**
TOTAL LIABILITIES	**6,948,285**	**4,135,323**
EQUITY		
Common Stock	-	-
Preferred Stock Series A	915,001	915,001
Preferred Stock Series A-2	2,475,371	2,475,371
Preferred Stock Series A-3	1,942,310	1,532,428
Preferred Stock Series A-4	139,069	-
Additional Paid-in Capital	3,619,482	2,992,853
Accumulated Deficit	(1,810,921)	(813,427)
TOTAL EQUITY	**7,280,312**	**7,102,226**
TOTAL LIABILITIES AND EQUITY	**14,228,597**	**11,237,549**

See Accompanying Notes to these Unaudited Financial Statements

SHELTER DISTILLING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenue	6,046,982	4,609,654
Cost of Goods Sold	(1,983,588)	(1,347,403)
Gross Profit	**4,063,394**	**3,262,251**
Operating Expenses		
Advertising and Marketing	130,120	80,423
General and Administrative	1,349,535	861,361
Payroll Expenses	2,329,699	2,114,352
Payroll Taxes	308,908	178,164
Rent Expense	562,624	334,014
Taxes and Licenses	65,662	58,099
Total Operating Expenses	**4,746,548**	**3,626,413**
Total Loss from Operations	**(683,154)**	**(364,162)**
Other Income (Expenses)		
Other Income	97,912	55,451
Other Expenses	(14,527)	(10,094)
Interest Income	108	10,262
Interest Expense	(388,205)	(264,699)
Total Other Income (Expenses)	**(304,712)**	**(209,080)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(987,866)**	**(573,242)**
Amortization Expense	-	-
Depreciation Expense	9,628	119,018
Net Loss	**(997,494)**	**(692,260)**

See Accompanying Notes to these Unaudited Financial Statements

SHELTER DISTILLING, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock Series A		Preferred Stock Series A-2		Preferred Stock Series A-3		Preferred Stock Series A-4			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Ending balance at 12/31/22	**551,130**	**-**	**411,750**	**915,001**	**900,135**	**2,475,371**	**373,044**	**1,532,428**	**-**	**-**	**1,795,958**	**(121,167)**	6,597,591
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A-2	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A-3	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	1,196,895	-	1,196,895
Net loss	-	-	-	-	-	-	-	-	-	-	-	(692,260)	(692,260)
Ending balance at 12/31/23	**551,130**	**-**	**411,750**	**915,001**	**900,135**	**2,475,371**	**373,044**	**1,532,428**	**-**	**-**	**2,992,853**	**(813,427)**	**7,102,226**
Issuance of Common Stock	10,890	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A-2	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A-3	-	-	-	-	-	-	99,779	409,882	-	-	-	-	409,882
Issuance of Preferred Stock Series A-4	-	-	-	-	-	-	-	-	14,000	139,069	-	-	139,069
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	-	-		-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	626,629	-	626,629
Net loss	-	-	-	-	-	-	-	-	-	-	-	(997,494)	(997,494)
Ending balance at 12/31/24	**562,020**	**-**	**411,750**	**915,001**	**900,135**	**2,475,371**	**472,823**	**1,942,310**	**14,000**	**139,069**	**3,619,482**	**(1,810,921)**	**7,280,312**

See Accompanying Notes to these Unaudited Financial Statements

SHELTER DISTILLING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(997,494)	(692,260)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation Expense	9,628	119,018
(Increase) Decrease in:		
Accounts Receivable	(15,665)	(13,137)
Inventory	(188,939)	(29,824)
Prepaid Expenses	46,472	(87,221)
Other Current Assets	116,267	(24,229)
Other Non-current Assets	-	-
Increase (Decrease) in:		
Accounts Payable	(11,181)	57,477
Accrued Expenses	(47,078)	14,578
Accrued Interest	-	175,000
Other Current Liabilities	84,125	6,598
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(6,371)	218,260
Net Cash used in Operating Activities	(1,003,865)	(474,000)
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in:		
Fixed Assets	(4,302,529)	(5,223,360)
Intangible Assets	-	(13,813)
Deposit on Fixed Assets	-	(414,792)
Net Cash used in Investing Activities	(4,302,529)	(5,651,965)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from:		
Notes Payable	2,787,096	1,113,442
Additional Paid-in Capital	1,175,580	1,196,895
Net Cash provided by Financing Activities	3,962,676	2,310,337
Cash at the beginning of the period	1,928,539	5,744,167
Net cash decrease for the period	(1,343,718)	(3,815,628)
Cash at end of period	584,821	1,928,539

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Shelter Distilling, Inc. ("the Company") was formed in California on June 14, 2016. The Company generates revenue through direct sales of spirits to customers, as well as through wholesale distribution channels. Its headquarters is located in Mammoth Lakes, California, and its customers are primarily based in the United States.

In 2021, the Company raised capital to finance an expansion project, the "Shelter QOZB" initiative, which involved the purchase of land and the construction of a new facility. A new entity, Shelter QOZB, LLC. was formed in 2022 specifically for this expansion project, with the purpose of owning the building for the Company's operations in Montrose, Colorado where it also operates a restaurant, bar, and production facility.

Upon the formation of Shelter QOZB, LLC in 2022, the Company purchased the land and contributed it, along with some cash, to the entity to fund the initial phase of construction. From that point until the completion of the facility in 2024, the Company obtained loans to partially finance the construction, in addition to receiving investments from external investors.

The completion and opening of the new facility in 2024 represents a significant milestone in the Company's growth strategy. In 2025, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation</u>

The financials of the Company include Shelter QOZB, LLC, in which it holds a controlling interest of over 50%. All significant intercompany transactions were eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $584,821 and $1,928,539 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2024, and December 31, 2023, the Company had outstanding accounts receivable of $45,978 and $30,313, respectively.

Inventory

Inventory primarily consisted of raw materials, work in process, and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out (FIFO) method. As of December 31, 2024, inventory amounted to $611,265, compared to $422,326 as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using various methods, based on useful lives of the assets. The useful lives of items within each category also vary.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Build Improvements	15-39	133,952	133,952
Computer/Software/Phone	3-5	19,632	10,132
Distilling Equipment	5-7	89,199	66,909
Equipment Not in Use	0	2,220,121	1,770,011
Kitchen/Bar Equipment	5-7	124,960	109,348
Leasehold Improvements	39	14,680	14,680
Office Furniture	7	43,016	6,541
Research Fixed Assets	7-39	773,453	773,453
Tasting Room Equipment	3-39	60,428	54,702
Vehicles	5	86,097	86,097
Kitchen Remodel	5-15	54,264	54,264
Production Facility Expansion	0	9,329,069	5,566,253
Accumulated Depreciation		(449,155)	(439,527)
Totals		**12,499,716**	**8,206,815**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles—Goodwill and Other in accounting for the cost associated with the creation or acquisition of trademarks. These costs are capitalized as intangible assets, with amortization applied if the trademark has a finite useful life, or impairment testing conducted if the trademark has an indefinite useful life.

Organizational costs, such as those related to the incorporation of the company, should be expensed as incurred in accordance with ASC 720-15, as they do not qualify for capitalization under ASC 350. Licensing, and organizational costs related to preliminary project activities and post-implementation activities are expensed as incurred. These are amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Property Type	Useful Life in Years	2024	2023
Trademark	15	13,813	13,813
Trademark - Accum. Amortization		-	-
Totals		**13,813**	**13,813**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue from Direct-to-Customer Sales

The Company generates revenues by selling food and spirits to customers. The Company's payments are generally collected at the time of sale. The Company's primary performance obligation is to provide food and drinks to its customers. Management believes the amount to be nominal and no material modification to the financials are required. Therefore, the company deferred no revenue for the years ended December 31, 2024 and 2023.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Revenue from Wholesaling

The Company generates revenues through offering their product through wholesale distribution channels. The Company's payments are generally collected at the time of shipment. The Company's primary performance obligation is to provide spirits to the wholesalers on an on demand basis. Management believes the amount to be nominal and no material modification to the financials are required. Therefore, the company deferred no revenue for the years ended December 31, 2024 and 2023.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank fees, brewery expenses, meals & travel, memberships & subscriptions, tasting room expenses, utilities, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. As of December 31, 2024, and 2023, the Company has no long-term commitments or guarantees to external parties.

NOTE 5 – LIABILITIES AND DEBT

SBA Loan 1

On April 19, 2020, the Company entered into a loan agreement for $408,900 with an interest rate of 3.75% and a maturity date of April 19, 2050. The collateral includes all current and future tangible and intangible assets of the borrower, such as inventory, equipment, accounts, payment intangibles, deposit accounts, and other personal property, as well as their proceeds, replacements, and records. The balance of this loan was $344,273 and $362,996 as of December 31, 2024 and 2023, respectively.

SBA Loan 2

On September 15, 2021, the Company entered into a loan agreement for $2,000,000 with an interest rate of 3.75% and a maturity date of September 15, 2051. The collateral includes all current and future tangible and intangible assets of the borrower, such as inventory, equipment, accounts, payment intangibles, deposit accounts, and other personal property, as well as their proceeds, replacements, and records. The balance of this loan was $2,066,342 and $2,055,851 as of December 31, 2024 and 2023, respectively.

Car Note

On May 22, 2020, the Company entered into an auto-loan agreement for $45,049 with no interest rate and a maturity date of July 6, 2026 (or 72 monthly payments). The balance of this loan was $10,637 and $18,145 as of December 31, 2024 and 2023, respectively.

Line of Credit (LOC) 1

On May 24, 2023, the Company entered into a loan agreement for $3,500,000, which represents the maximum amount that can be drawn. The loan has an interest rate of 7.5% and a maturity date of November 24, 2024. During the year, $1,197,105 was drawn. The principal balance, along with all accrued interest, is due at maturity. The loan is secured by real property in Montrose County, Colorado, including all buildings, improvements, fixtures, easements, water and ditch rights, as well as any royalties or profits derived from minerals, oil, gas, geothermal resources, and related assets. As of December 31, 2023, the outstanding balance of the loan was $1,197,105.

Term Loan

Following the repayment of the $1,197,105 drawn on the Line of Credit (LOC) in 2023, the Company entered into a new loan agreement for $3,500,000 on December 30, 2024. The loan has a maturity date of December 30, 2044, an interest rate of 7.5%, and requires monthly payments of $29,526 until maturity. The loan is collateralized by the same real property in Montrose County, Colorado, that secured the previously concluded LOC including all buildings, improvements, fixtures, easements, water and ditch rights, as well as any royalties or profits derived from minerals, oil, gas, geothermal resources, and related assets. As of December 31, 2024, the outstanding balance of the loan was $3,500,000.

Line of Credit (LOC) 2

On December 30, 2024, the Company also entered into a loan agreement for $500,000, which represents the maximum amount that can be drawn. The loan has an interest rate of 7.5% and a maturity date of December 30, 2025. During the year, the entire $500,000 was drawn. The principal balance, along with all accrued interest, is due at maturity. The loan is secured by real property in Montrose County, Colorado, including all buildings, improvements, fixtures, easements, water and ditch rights, as well as any royalties or profits derived from minerals, oil, gas, geothermal resources, and related assets. As of December 31, 2024, the outstanding balance of the loan was $499,942.

Detailed information on the Company's outstanding loans is provided below:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024 Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense
SBA Loan 1	**408,900**	**3.75%**	**04/19/2050**	**9,021**	**335,251**	**344,272**	**15,226**
SBA Loan 2	**2,000,000**	**3.75%**	**09/15/2051**	**52,612**	**2,013,730**	**2,066,342**	**75,214**
Cornerstone Bank Line of Credit (2023)	3,500,000	7.50%	11/24/2024		-	-	
Cornerstone Bank Line of Credit (2024)	500,000	7.50%	12/30/2025	499,942	-	499,942	
Cornerstone Bank Notes Payable	3,500,000	7.50%	12/30/2044	226,932	3,273,068	3,500,000	
Total Cornerstone Bank Loans	**7,500,000**			**726,874**	**3,273,068**	**3,999,942**	**297,765**
Car Note	**45,049**	-	**07/06/2026**	**7,508**	**3,128**	**10,636**	
Total	**9,953,949**			**796,015**	**5,625,177**	**6,421,192**	**388,205**

Debt Instrument Name	For the Year Ended December 2023 Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense
SBA Disaster Loan 1	**8,690**	**354,306**	**362,996**	**15,542**
SBA Disaster Loan 2	**50,678**	**2,005,172**	**2,055,850**	**77,054**
Cornerstone Bank Line of Credit (2023)	1,197,105	-	1,197,105	
Cornerstone Bank Line of Credit (2024)		-	-	
Cornerstone Bank Notes Payable		-	-	
Total Cornerstone Bank Loans	**1,197,105**	**-**	**1,197,105**	**172,103**
Ford Truck Loan	**7,508**	**10,637**	**18,145**	
Total	**1,263,981**	**2,370,115**	**3,634,096**	**264,699**

5 Year Debt Maturies

	Grand Total
2025	621,695
2026	121,732
2027	123,129
2028	127,826
2029	128,211
2030 and beyond	5,298,600
Totals	**6,421,193**

NOTE 6 – EQUITY

Common Stock

The Company has authorized 2,677,819 common shares with no par value. As of December 31, 2024, and December 31, 2023, 562,020 shares and 551,130 shares were issued and outstanding, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

<u>Preferred Stock</u>

The Company has authorized 1,945,779 no par value preferred shares to be issued periodically in multiple series. Each series carries its own specific rights, preferences, and privileges as outlined in the stockholder agreement.

Voting: Series preferred stockholders are granted voting rights equivalent to the number of common shares their preferred stock could be converted into, based on the conversion rate at the time of purchase.

Dividends: Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are paid before any dividends on common stock and are not cumulative. As of December 31, 2024, no dividends have been declared.

Conversion: Series preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to common stockholders.

Below is a summary of the Company's Preferred stocks as of December 31:

	Authorized Number of Shares	Per Share Original Purchase Price	Issued and Outstanding in 2024	Issued and Outstanding in 2023
Series A Preferred Stock	411,750	$2.2222	411,750	411,750
Series A-2 Preferred Stock	900,135	$2.7500	900,135	900,135
Series A-3 Preferred Stock	472,823	$4.1079	472,823	373,044
Series A-4 Preferred Stock	161,071	$9.9335	14,000	14,000
	1,945,779		1,798,708	1,698,929

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2025, the date these financial statements were available to be issued. No transactions require disclosure.

EXHIBIT C TO FORM C

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GET A PIECE OF SHELTER DISTILLING

Crafting Bold, Mountain-Inspired Spirits Rooted in Adventure and Quality

Shelter Distilling has expanded from its roots in Mammoth Lakes, California, to a multi-location craft distillery with a flagship production facility in Montrose, Colorado. We craft one-of-a-kind spirits, including whiskey, bourbon, gin, agave, canned cocktails, and craft beer. The company has raised $5M in funding and developed strategic distribution partnerships to fuel its growth in the growing craft spirits market.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SHELTER DISTILLING
CRAFTING BOLD, MOUNTAIN-INSPIRED SPIRITS ROOTED IN ADVENTURE & QUALITY
SHELTER

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$10.59 Per Share

MIN INVEST $500.55

VALUATION $25M

REASONS TO INVEST

INNOVATIVE PRODUCT OFFERINGS: Shelter Distilling offers unique whiskeys, gins, California agave spirits, canned cocktails, and more, all crafted with high-quality, locally grown ingredients by its highly experienced and creative distilling and brewing team.

MULTI-CHANNEL GROWTH: Through its three retail locations, direct-to-consumer sales, and wholesale distribution, Shelter's diversified revenue channels drive growth and brand recognition while also providing a strong financial foundation.

DYNAMIC EXPERIENCED LEADERSHIP: The founders and team at Shelter Distilling are deeply connected to their Mountain West roots. With their vast experience in fermentation and distilling, brand development, and business management, the team is committed to growing the company.

TEAM



Jason Senior • Co-Founder & Master Distiller

Jason Senior, Co-Founder and Master Distiller at Shelter Distilling, crafts exceptional spirits, beer, and RTD cocktails with precision and artisanal craftsmanship. He drives production efficiency, supports expansion, and champions innovation, sustainability, and local ingredients, ensuring Shelter's products meet ultra-premium standards.

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Matt Hammer • Co-Founder and Director of Marketing & Branding

Matt Hammer, Co-Founder and Director of Marketing at Shelter Distilling, blends creativity with entrepreneurial drive. A former pro snowboarder and founder of Black Velvet Coffee, Matt now drives Shelter's brand growth through strategic marketing, product design, and community engagement, ensuring its innovative products embody the spirit of adventure.

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Karl Anderson • Co-Founder and Director of Finance & Administration

Karl Anderson, Co-Founder and Director of Finance & Administration at Shelter Distilling, oversees financial operations, compliance, and strategic planning. His hands-on approach extends to branding, product design, and sustainability. A lifelong adventurer, Karl ensures Shelter's products reflect quality, community, and the spirit of adventure.

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Chad Neel • Director

Mr. Neel has over twenty-five years of experience in the mortgage industry. He has a successful background running multiple business lines, from technology startup companies to large national service providers, including Appraisal Management Companies (AMC), Asset Management, Auction, Escrow/Closing Management, Field Services, Legal Services, and National Title Operations. He has been involved in multiple startup businesses and serves on various companies' executive and/or advisory boards.
Mr. Neel was the company's CEO who introduced and patented the first online trading exchange for pricing and locking loans. He then worked for over ten years, running multiple business lines for Fidelity National Financial Financial/Lender Processing Services. He has a history of turning around troubled businesses and experience managing volumes that exceeded a million service transactions per month. He is the Chief Executive of a multistate law firm recognized as a leading service provider.

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Ryan Radcliff • Director

Ryan brings over 23 years of retail experience and currently owns and operates Side Door Wine Bar and Cafe in Mammoth Lakes, CA. Previously, he provided consulting expertise in Enterprise Marketing and Price & Promotion Management software, supporting major retailers like Best Buy, The Home Depot, and JCPenney. Ryan led system implementations, delivered product training, and ensured client satisfaction across a wide range of enterprise projects.

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Gavin Filarsky • Director of Sales & Retail Operations

Gavin Filarsky, Director of Sales and Retail Operations at Shelter Distilling, oversees retail locations in CA and CO and drives wholesale sales and expansion. Starting in 2017 as a bartender, he now leads initiatives like opening new locations, optimizing operations, and driving revenue growth. An American University graduate, his background as a river guide shaped his leadership and customer-focused approach.

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Patricia Swenson • CEO, Executive Chairman of the Board & President.

Patricia Swenson, CEO, Executive Chairman of Shelter Distilling, drives growth with over 20 years of experience in financial services and leadership. Overseeing strategy, financial planning, and business development, she ensures Shelter's success while maintaining its adventurous, authentic spirit and commitment to quality and craftsmanship.

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THE PITCH

A Legacy of Mountain Craftsmanship


SHELTER DISTILLING
SHELTER
SHELTER
AMERICAN
SINGLE MALT
WHISKEY

Shelter Distilling crafts premium spirits that capture the adventurous spirit of the American West. Founded in Mammoth Lakes, California, in 2016, Shelter quickly earned a reputation for its bold, authentic flavors and innovative approach to distilling. In response to growing demand, the company expanded operations in 2023 with a 14,000-square-foot production and retail facility in Montrose, Colorado, increasing production capacity tenfold. With $5 million in funding, a dedicated team, and a strong brand presence, Shelter is positioned for significant growth in the craft spirits market.

Now, Shelter Distilling is inviting its biggest supporters to join the journey through a crowdfunding campaign. This investment will fuel the next phase of growth by expanding marketing efforts across the Mountain West, increasing distribution in Colorado, California, and beyond, and continuing to produce the exceptional whiskies, bourbons, and craft spirits Shelter is known for. Additionally, the funding will support the aging of whiskey and bourbon barrels over the next 5–10 years, ensuring a legacy of bold flavors for years to come. This is an opportunity to invest in the future of Shelter Distilling and be part of its ongoing adventure.

THE OPPORTUNITY

Crafting Spirits That Reflect the Adventurous Spirit of the Mountains


GET LOST.
SEEK SHELTER.

Shelter Distilling was founded to capture the rugged, adventurous spirit of the Mountain West in every bottle. By blending traditional distillation techniques with modern innovation, Shelter crafts distinctive whiskeys, gins, California agave, and other specialty spirits that stand out in the competitive craft spirits market and form the basis for its creative in-store cocktail menu and canned cocktails. Their commitment to quality shines through high-grade ingredients like heirloom blue corn and pure alpine snowmelt water, ensuring each product delivers authentic, unique flavors.

Diverse revenue streams driving growth and brand engagement


DIVERSE
REVENUE STREAMS

Our Business Model:

- Growing wholesale distribution in CA and CO supported by local sales, tastings, and events, and targeted marketing with planned expansion into NV, AZ, and TX, replicating our success in CA and CO
- Three restaurant/bar locations offering delicious food, handcrafted cocktails, craft beer, distillery tours, and branded merchandise, creating a memorable experience for guests and further strengthening the brand
- Growing Direct-to-consumer sales in California leveraging Shelter's extensive and growing email list and highly engaged customer base
- Exceptional product quality and innovation underpinning Shelter's success in its California and Colorado markets

Three Unique Locations, One Unified Spirit


BRAND LOYALTY

Mammoth Lakes, CA: A fully functioning distillery, restaurant, and bar set against the stunning backdrop of the Eastern Sierra and just steps away from the Mammoth Mountain gondola, provides a full dining and craft drink experience for the 3 million tourists who visit each year to enjoy outdoor adventures.

Montrose Regional Airport (Montrose, CO): Home to the only bar in Colorado's second-busiest airport, offering travelers a taste of Shelter's exceptional craft beverages before they take flight.

Montrose, CO: A dynamic distillery, restaurant, and bar located along the Uncompaghre River with views of the surrounding San Juan mountains blending delicious food, hand-crafted cocktails, and an impressive production facility.

The Montrose and Mammoth facilities embody Shelter's retail strategy, providing exceptional experiences to residents, tourists, and adventure seekers. This approach fosters brand loyalty through immersive dining experiences and premium cocktails, beers, and world-class spirits.

PRODUCT QUALITY AND INNOVATION


QUALITY
INNOVATION
SHELTER
CASK STRENGTH
BLUE CORN
BOURBON

Exceptional product quality and innovation give Shelter's customers a reason to return, whether to reorder their favorite Cask Strength Blue Corn Bourbon or O'Pinyon Gin made from locally foraged mountain botanicals or to try something entirely new, like whiskey aged in a maple syrup barrel or an Agave spirit made from plants grown in California.

In addition to its diverse product lineup, Shelter Distilling actively collaborates with both on-premise and off-premise accounts to create unique offerings that resonate with our adventurous spirit. A notable example of this partnership is with the world- renowned Mammoth Mountain Ski Resort, resulting in the creation of Last Run Lager - a beer that captures the essence of a perfect day on the slopes. These collaborations allow Shelter to extend its reach and share its passion for quality and innovation with a broader audience, ensuring that whether you're visiting a local bar, dining at a restaurant, or shopping at your favorite retailer, Shelter's distinctive beverages are within reach.


LAST RUN
LAGER
SHELTER DISTILLING × MAMMOTH MOUNTAIN
COLLABORATION

SALES & MARKETING


PASSION
VISION
GROWTH

Shelter's sales and marketing strategy, includes both paid and organic social media advertising, email campaigns, public relations, community outreach, and a dedicated team of brand ambassadors. Campaigns are designed to foster a strong connection with our growing customer base, support pull-through in wholesale accounts, and strengthen our competitive positioning in the craft beverage market.

Anchored by a commitment to quality, innovation, and community, we believe Shelter Distilling has significant potential to scale and contribute meaningfully to the industry, making this a great time to join its journey. Shelter combines a passion for craft beverages with a strategic vision for growth, making it an exceptional investment opportunity.

00:24

THE MARKET & OUR TRACTION

Building A Strong Brand With Consistent Demand


AWARDS
PARTNERSHIP
MOMENTUM

The U.S. craft distilling market, valued at over $7.8 billion in 2023, is thriving as consumers increasingly seek authentic, high-quality products. Shelter Distilling has gained recognition with awards across product categories including whiskeys, bourbons, and its signature California agave spirits. Partnerships with wholesalers Breakthru Beverage in CA and Classic Beverage in CO have expanded Shelter's presence, enabling it to capture a growing market share in two of the largest craft spirit markets in the country.

Shelter Distilling’s Small Batch Blue Corn Bourbon, American Single Malt Whiskey, and Embers Peated Whiskey have earned Gold Medals and 93-point ratings from prestigious organizations such as ACSA, ADI, Tastings.com, and the Bartender Spirits Awards. Their California Agave Spirits, Rancho del Sol, and Yolo Agave have also received high praise from Tastings.com, solidifying Shelter as an early leader in the California Agave movement.

Shelter’s three retail locations, including the recently constructed facility in Montrose, promote strong, diversified revenue growth and increased spirit production capacity, meeting rising demand and supporting new product launches.

Their high-end spirits receive consistent positive feedback, underscoring Shelter's commitment to innovation and quality. This commitment, combined with its stellar reputation in California and recent expansion into Colorado, solidifies Shelter's reputation as a standout in the craft spirits industry.


★★★★★
Outstanding! The spirits, beer, food, service, and ambiance were all outstanding.
Bought a bottle of their single malt and agave to take home.
Actually considering going back for supper tonight.
- Tim E.

**These testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success."*

WHY INVEST

Innovation and Tradition Driving Future Growth


SHELTER
SHELTER
SINGLE BARREL
BLUE CORN
BOURBON
MOUNTAIN
INSPIRED
CRAFTSMANSHIP

Shelter Distilling embodies the adventurous spirit of the Mountain West, blending innovation with tradition to craft exceptional whiskeys, California agave, gin, canned cocktails, and beer. From its origins as the first distillery in Mammoth Lakes, California, to its state-of-the-art 14,000-square-foot facility in Montrose, Colorado, Shelter has grown tenfold to meet the demands of the $7+ billion U.S. craft distilling market.

An investment in Shelter will expand its inventory of aging barrel spirits, invest in sales and marketing for wholesale growth, and build capital reserves for a sustainable future.

Join Shelter Distilling on their journey to bring the bold, authentic flavors of the Mountain West to a wider audience.

ABOUT

HEADQUARTERS
100 Canyon Blvd. #217
Mammoth Lakes, CA 93546

WEBSITE
View Site

Shelter Distilling has expanded from its roots in Mammoth Lakes, California, to a multi-location craft distillery with a flagship production facility in Montrose, Colorado. We craft one-of-a-kind spirits, including whiskey, bourbon, gin, agave, canned cocktails, and craft beer. The company has raised $5M in funding and developed strategic distribution partnerships to fuel its growth in the growing craft spirits market.

TERMS

Shelter Distilling

Overview

PRICE PER SHARE
$10.59

VALUATION
$25M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$500.55

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,995.21

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,888

MAX NUMBER OF SHARES OFFERED
116,619

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$14,228,597	$11,237,549
Cash & Cash Equivalents	$584,821	$1,928,539
Accounts Receivable	$45,978	$30,313
Short-Term Debt	$1,323,108	$1,765,208
Long-Term Debt	$5,625,177	$2,370,115
Revenue & Sales	$6,046,982	$4,609,654
Costs of Goods Sold	$1,983,588	$1,347,403

Taxes Paid	$0	$0
Net Income	-$997,494	-$692,260

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Alcohol Beverage Wholesale or Retailer Licenses Notice.

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Shelter Distilling offers an additional 10% bonus shares for prior investors

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $2,500+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $7,500+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $15,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk - $1,000+ | 10% off all online and in-house orders for life and an exclusive Investor-only hat

Tier 2 Perk - $5,000+ | 10% off all online and in-house orders for life, an exclusive Investor-only hat, and a limited-edition 750ml Cask Finished Single Barrel Bourbon bottle.

Tier 3 Perk - $10,000+ | 15% off all online and in-house orders for life, all previous tier perks, and an exclusive distillery tour and spirit tasting for two in Mammoth Lakes, CA or Montrose, CO. (Travel and lodging not included) + 5% bonus shares

Tier 4 Perk - $25,000+ | 20% off all online and in-house orders for life, all previous tier perks, and an exclusive distillery tour, spirit tasting, and dinner for four in Mammoth Lakes, CA or Montrose, CO. (Travel and lodging not included) +10% bonus shares

Tier 5 Perk - $50,000+ | 25% off all online & in-house orders for life, all previous tier perks, and host a private event for up to 20 guests at our Mammoth Lakes or Montrose location—includes a production tour, spirit tasting, cocktails & curated dining (travel/lodging not included). Plus, 15% bonus shares and a special role in crafting our Founders Reserve Bourbon. Join us in Montrose for the final distillation and receive your own 10-gallon personalized barrel, stored onsite with yearly tastings and a custom plaque.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Shelter Distilling Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1059. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Tastings
Shelter Distilling Small Batch Blue Corn Bourbon Whiskey

View Article

VinePair
The Pioneering Distillers Crafting California's Agave Spirits Category

View Article

The Whiskey Shelf
Shelter American Single Malt Whiskey

View Article

Bourbon Lens
Shelter Distilling Introduces its New Embers Peated Whiskey

View Article

San Diego Beer
Eastern Sierra Spirit & Ale Trail Guide

View Article

Show More Press

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

For Office Use Only

-FILED-

File No.: BA20250111246

Date Filed: 1/16/2025

B3234-8234 01/16/2025 11:19 AM Received by California Secretary of State

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SHELTER DISTILLING, INC.

The undersigned, Patricia Swenson and Karl Anderson, hereby certifies that:

1. They are the duly elected and acting President and Secretary, respectively, of Shelter Distilling, Inc., a California corporation (the "Corporation") with California Entity Number 3916068.

2. The Articles of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is Shelter Distilling, Inc. (the "Corporation").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a professional permitted to be incorporated by the California Corporations Code.

ARTICLE III

(A) **Classes of Stock**. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 6,528,166 shares: 4,677,819 shares shall be Common Stock and 1,945,779 shares shall be Preferred Stock.

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock**. The Preferred Stock authorized by these Fourth Amended and Restated Articles of Incorporation (the "Restated Articles") shall be divided into series as provided herein. 411,750 shares of Preferred Stock shall be designated "Series A Preferred Stock", 900,135 shares of Preferred Stock shall be designated "Series A-2 Preferred Stock", 472,823 shares of Preferred Stock shall be designated "Series A-3" Preferred Stock and 161,071 shares of Preferred Stock shall be designated "Series A-4" Preferred Stock. The powers, preferences, special rights and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article III(B).

1. **Dividend Provisions**. No Distributions shall be made with respect to the Common Stock unless the holders of each series of outstanding Preferred Stock shall first receive, or simultaneously receive, on a *pari passu* basis, a Distribution on each outstanding share of each series of Preferred Stock in an amount at least equal to the greater of (i) in the case of a Distribution

on Common Stock or any class or series that is convertible into Common Stock, that Distribution per share of such series of Preferred Stock as would equal the product of (A) the Distribution payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into shares of Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such Distribution, or (ii) in the case of a Distribution on any class or series that is not convertible into Common Stock, at a rate per share of such series Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Original Purchase Price of such class or series of capital stock (subject to appropriate adjustment in the event of any recapitalization) and (B) multiplying such fraction by an amount equal to the Original Purchase Price; *provided, that*, if the Corporation declares, pays or sets aside, on the same date, a Distribution on shares of more than one class or series of capital stock of the Corporation, the Distribution payable to the holders of such Preferred Stock pursuant to this section shall be calculated based upon the Distribution on the class or series of capital stock that would result in the highest Distribution. For the purposes of this Fourth Amended and Restated Articles of Incorporation: (a) "Original Purchase Price" shall mean with regard to the Series A Preferred Stock, $2.2222 per share (the "Series A Original Purchase Price"), with regard to the Series A-2 Preferred Stock, $2.75 per share (the "Series A-2 Original Purchase Price"), with regard to the Series A-3 Preferred Stock, $4.1079 per share (the "Series A-3 Original Purchase Price", and with regard to the Series A-4 Preferred Stock, $9.9335 per share (the "Series A-4 Original Purchase Price", and sometimes referred to collectively with the Series A Original Purchase Price, Series A-2 Original Purchase Price, and Series A-3 Original Purchase Price the "Original Purchase Price"); and (b) "Distribution" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of a majority of the outstanding Common Stock and Preferred Stock voting as separate classes.

2. Liquidation.

(a) **Preference.** In the event of any Liquidation Transaction, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to: (i) the Original Purchase Price (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Preferred Stock, then held by them, plus (ii) any declared but unpaid dividends on such shares (collectively, the "Liquidation Preference Amount"). If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the

Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article III(B)2(a) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock, on an as-converted basis, held by each.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, after the payment of the full Liquidation

(d) Preference Amount, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction.

(i) **Certain Acquisitions.Deemed Liquidation.** For purposes of the Restated Articles, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, transfer, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 1900 of the California General Corporation Law; *provided, however* that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the shareholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article III(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. If any portion of the consideration payable to the holders of the Corporation's capital stock is either or both placed into escrow or is payable to the holders of the Corporation's capital stock subject to contingencies, the applicable definitive agreement shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with this Article III(B)2 as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction and (2) any additional consideration which becomes payable to the holders of the Corporation's capital stock upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Article III(B)2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. Nothing in this subsection (i) shall require the distribution to shareholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Series A Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the shareholders under the General Corporation Law of California of the definitive agreements governing such Liquidation Transaction and Article III(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article III(B)4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Purchase Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such Preferred Stock) in the case of the Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share shall be $2.2222 in the case of the Series A Preferred Stock, $2.75 in the case of Series A-2 Preferred Stock, $4.1079 in the case of Series A-3 Preferred Stock, and $9.9335 in the case of Series A-4 Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article III(B)4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article III(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $15.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $10,000,000, net of underwriting discounts and commissions (a "Qualified IPO") or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

B3234-8237 01/15/2025 11:19 AM Received by California Secretary of State

(c) **Mechanics of Conversion**. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations**. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price**. If the Corporation should issue, at any time after the date upon which any shares of Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article III(B)4(d)(i), unless otherwise provided in this Article III(B)4(d)(i).

(A) **Adjustment Formula**. Whenever the Conversion Price is adjusted pursuant to this Article III(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article III(B)4(d)(i)(E) below.

(B) **Definition of "Additional Stock"**. For purposes of this Article III(B)4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article III(B)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than (the securities referenced below being, the "Exempted Securities"):

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article III(B)4(d)(ii) below;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3) Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4) Common Stock issued or issuable in a Qualified IPO;

(5) Common Stock issued or issuable upon conversion of the Preferred Stock;

(6) securities issued or issuable in connection with the acquisition by the Corporation of another company, business or the assets of any other entity, approved by the Board of Directors,;

(7) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, approved by the Board of Directors;

(8) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners or customers that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors;

(9) securities issued or issuable in any other transaction for which exemption from these price-based anti-dilution provisions is approved before the issuance of the securities by the affirmative vote of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis;

provided, however, that the cumulative amount of securities issued under Article III(B)4(d)(i)(B)(6), Article III(B)4(d)(i)(B)(7) and Article III(B)4(d)(i)(B)(8) above, shall not exceed 4% of the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all convertible or exercisable securities, shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors).

(C) **No Fractional Adjustments.** No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) **Deemed Issuances of Common Stock.** In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Article III(B)4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article III(B)4(d)(i)(D) above).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance

of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article III(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article III(B)4(d)(i)(E)(2) above or Article III(B)4(d)(i)(E)(3) above.

(F) **No Increased Conversion Price.** Notwithstanding any other provisions of this Article III(B)4(d)(i), except to the limited extent provided for in Article III(B)4(d)(i)(E)(2) above and Article III(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article III(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of these Restated Articles fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of these Restated Articles is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(iii) **Dividends.** In the event the Corporation should at any time after the filing date of these Restated Articles fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article III(B)4(d)(i) above or in Article III(B)4(d)(ii) above, then, in each such case for the purpose of this Article III(B)4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article III(B)2 above or this Article III(B)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article III(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Article III(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) <u>No Fractional Shares and Notices as to Adjustments.</u>

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued to a particular shareholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the shareholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article III(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) <u>Notices of Record Date</u>. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles.

(j) **Notices.** Any notice required by the provisions of this Article III(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation or delivered by electronic transmission to the holder of Preferred Stock using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by these Restated Articles or as provided by law, the holders of Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock and to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and, except as expressly provided by these Restated Articles or as provided by law, the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted at the then effective Conversion Rate. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

(a) The holders of a majority of the Preferred Stock, voting as a separate class, shall be entitled to elect 4 members of the Board of Directors of the Corporation (the "Preferred Directors") at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director; and (ii) the holders of a majority of the Common Stock and Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect 3 members of the Board of Directors of the Corporation at each meeting or pursuant to each consent of the Corporation's shareholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(b) Any director elected as provided in Article III(B)5(a) may be removed during the aforesaid term of office, either with or without cause, by the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant Section 4(b), then any directorship not so filled shall remain vacant until such time as the holders of Preferred Stock and/or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Article III(B)5(b), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series.

6. **Protective Provisions**. The Corporation shall not (by amendment, merger, consolidation or otherwise) do or take any of the following actions without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis:

(a) effect a Liquidation Transaction;

(b) alter or change the powers, rights, preferences, privileges or restrictions of any series of Preferred Stock so as to adversely affect the shares of such series;

(c) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation;

(d) increase or decrease (other than by conversion) the total number of authorized shares of Preferred Stock; or

(e) create, or authorize the creation of any additional class or series of capital stock, including any securities having preference over or on parity with the Series A Preferred Stock, other than any Exempted Security.

(f) declare or pay a dividend or other distribution with respect to any shares of the Corporation's capital stock, other than a stock dividend payable solely in shares of the Company's Common Stock with the approval of the Board of Directors;

(g) redeem, purchase or otherwise acquire (or pay into or set aside funds for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, consultants, officers or directors of the Corporation, or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

(h) create or take any action that results in holding the capital stock of any subsidiary that is not wholly owned (directly or indirectly) by the Corporation;

(i) change the number of authorized directors; or

(j) adopt a new equity compensation plan, or increase the number of shares reserved for issuance under the Corporation's equity compensation plans or arrangements.

7. **Status of Converted Stock**. In the event any shares of Preferred Stock shall be converted pursuant to Article III(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause these Restated Articles to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

8. **Waiver of Rights**. Except as otherwise set forth in these Restated Articles or as required by appliocable law, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth herein may be waived (retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(C) **Common Stock**.

1. **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article III(B)2 above.

3. **Redemption**. The Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers**. Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE IV

Except as otherwise set forth herein or as provided in Section 212 of the California Corporations Code, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE V

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation except as otherwise required by law.

ARTICLE VI

In the case of repurchases by this Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements or arrangements under which this Corporation has the right to repurchase such shares upon the occurrence of certain events, such as the termination of employment, distributions by the corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights".

ARTICLE VII

(A) To the fullest extent permitted by the California General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify agents of the Corporation to the fullest extent permissible under California law.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

* * *

The foregoing Fourth Amended and Restated Articles of Incorporation have been duly adopted by this corporation's Board of Directors and shareholders in accordance with the applicable provisions of Sections 902 and 903 of the California General Corporation Law. The total number of outstanding shares of Common Stock is 551,139 and the total number of outstanding shares of Series A Preferred Stock is 411,750, Series A-2 Preferred Stock is 900,135, and Series A-3 Preferred Stock is 472,823. The total number of shares voting in favor of the foregoing Fourth Amended and Restated Articles of Incorporation equaled or exceeded the vote required. The vote required was more than 50% of the outstanding shares of Common Stock, Series A Preferred Stock, Series A-2 and Series A-3 Preferred Stock voting together as a single class on an as-converted to Common Stock basis, and more than 50% of the outstanding shares of Series A Preferred Stock, Series A-2 and Series A-3 Preferred Stock, voting as a separate class.

The undersigned certify under penalty of perjury under the laws of the state of California that the matters set forth in this Certificate are true and correct of our own knowledge.

Executed on January 15, 2025

Patricia Swenson, President

Karl Anderson, Secretary